UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42024

Mingteng International Corporation Inc.

No. 10 Fushi Road, Luoshe Town, Huishan District,

Wuxi, Jiangsu Province, China 214000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Lock-Up Waiver and Registration Rights Agreement

On June 29, 2026 (the “Effective Date”), Mingteng International Corporation Inc. (the “Company”) entered into (i) a Waiver Agreement and (ii) a Registration Rights Agreement, each with certain purchasers (collectively, the “Purchasers”) who had previously purchased Class A ordinary shares, par value $0.00005 per share, of the Company (the “Securities”) pursuant to that certain Securities Purchase Agreement, dated as of April 13, 2026, between the Company and the Purchasers (the “SPA”), which closed on April 17, 2026.

Waiver Agreement

The Securities purchased were subject to a lock-up restriction for a period of 180 days following the closing date of the SPA (the “Lock-Up Period”). Pursuant to the Waiver Agreement, effective as of the Effective Date, the Company has waived the lock-up restriction set forth in Section 5(b) of the SPA with respect to the Securities held by each Purchaser. The Waiver applies solely to the contractual transfer restriction in Section 5(b) of the SPA and does not waive, amend, modify or affect any other covenant, agreement, restriction or obligation under the SPA or any other transaction document.

Any transfer or resale of the Securities following the Effective Date remains subject to applicable federal and state securities laws, including Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S thereunder, as well as all other applicable provisions of the SPA.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, the Company is required, on or prior to the date that is 180 calendar days following the Effective Date, to prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-1 or Form F-3, to the extent the Company is then eligible to use such form, covering the resale of all of the Securities that are not then registered on an effective registration statement, for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act (the “Resale Registration Statement”).

The Company is required to keep the Resale Registration Statement continuously effective until the date on which all Securities covered thereby (i) have been sold pursuant to such registration statement or Rule 144, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144, as applicable (the “Effectiveness Period”).

The Company is required to bear all fees and expenses incident to its registration obligations under the Registration Rights Agreement, including all SEC registration and filing fees, legal fees, printing expenses, and other customary costs, whether or not any Securities are sold pursuant to the Resale Registration Statement. The Purchasers will be responsible for their own brokerage commissions and similar selling expenses.

The registration rights granted under the Registration Rights Agreement are subject to certain conditions and limitations and are subject to customary indemnification and contribution provisions.

Certain Related Matters

The foregoing descriptions of the Waiver and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the Waiver and the Registration Rights Agreement, copies of which are filed as Exhibits 10.1 and 10.2 to this Report on Form 6-K, respectively.

Other than in respect of the Waiver, the Registration Rights Agreement and the SPA, there were no material relationships between the Company or any of its affiliates, directors, officers, or associates, and any of the Purchasers.

The Waiver and the Registration Rights Agreement contain customary representations, warranties, covenants, and indemnification obligations. The representations, warranties, and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements, and may be subject to limitations agreed upon by the contracting parties.

Exhibit Index

Exhibit No.	Description
10.1	Form of the Waiver Agreement, by and between Mingteng International Corporation Inc. and the Purchasers
10.2	Form of the Registration Rights Agreement, by and between Mingteng International Corporation Inc. and the Purchasers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2026	Mingteng International Corporation Inc.

	By:	/s/ Yingkai Xu
	Name:	Yingkai Xu
	Title:	Chief Executive Officer

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